EMAIL: KSchlesinger@olshanlaw.com DIRECT DIAL: 212.451.2252

July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ault Alliance, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Ault Alliance, Inc., a Delaware corporation (the “Company”), on July 30, 2024, we submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the Company’s Registration Statement on Form S-1 for the registration of 1,500,000 shares of 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock that the Company may sell from time to time pursuant to Rule 415 under the Securities Act.

Should any member of the Commission’s staff have any questions concerning the Registration Statement or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Henry Nisser, President, General Counsel and Director of the Company (tel.: (646) 650-5044) or the undersigned (tel.: (212) 451-2252).

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosures

cc:	Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.